Exhibit 8

			Ownership
Subsidiaries	Local currency	Issued Share Capital (million)	Direct	Via subsidiaries	Class of shares	Country of incorporation	Area of operation

Cable & Wireless UK		£3,033	–	100%	Ordinary	England	UK
Cable & Wireless Jamaica Limited	J$	16,817	–	82%	Ordinary	Jamaica	Jamaica
Cable and Wireless (Cayman Islands) Limited	Cay$	–	–	100%	Ordinary	Cayman Islands	Cayman Islands
Cable & Wireless Panama,S.A.[a]	Balboa	316	–	49%	Ordinary	Panama	Panama
Companhia de Telecomunicacoes de Macau,S.A.R.L.[b]	Pataca	150	–	51%	Ordinary	Macau	Macau and China
Cable & Wireless (Barbados) Limited	B$	–	–	81%	Ordinary	Barbados	Barbados
Cable and Wireless (West Indies) Limited		£5	–	100%	Ordinary	England	Caribbean
Dhivehi Raajjeyge Gulhun Private Limitedbc	Rufiya	190	–	45%	Ordinary	Maldives	Maldives
Monaco Telecom S.A.M.de(1)	Euro	2	–	49%	Ordinary	Monaco	Monaco
Bulldog Communications Limited		£2	–	100%	Ordinary	England	UK

Joint ventures
Telecommunications Services of Trinidad and Tobago Limited[d]	T$	283	–	49%	Ordinary	Trinidad and Tobago	Trinidad and Tobago
Associates
Bahrain Telecommunications Company B.S.C.[b]	Dinar	100	20%	–	Ordinary	Bahrain	Bahrain

Notes

The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore only includes those companies whose results or financial position, in the opinion of the Directors, principally affects the figures shown in the Group’s Financial Statements.

Full details of all subsidiary undertakings, joint ventures, associates and trade investments will be attached to the Company’s Annual Return, to be filed with the Registrar of Companies in England and Wales.

a	The Group regards this company as a subsidiary because it controls the majority of the Board of Directors through a shareholders’ agreement.
b	This company had a financial year end of 31 December 2004 due to the requirements of the shareholders’ agreement.
c	The Group regards this company as a subsidiary undertaking because it exercises dominant influence.
d	This company is audited by a firm other than KPMG International member firms.
e	The Group holds an economic interest of 55 per cent in Monaco Telecom S.A.M.
(1)	On 18 June 2004 Cable & Wireless acquired 55 per cent of Monaco Telecom S.A.M. (“Monaco Telecom”), a Monaco-based telecommunication service provider, from Vivendi Universal.

Simultaneously with the acquisition, Cable & Wireless transferred legal ownership of six per cent of the shares of Monaco Telecom to Compagnie Monegasque de Banque S.A.M. (“CMB”), an unrelated third party. Cable & Wireless contractually retained voting and economic rights in the shares as part of the arrangement. In addition, the six per cent interest is subject to certain put and call options that, together with the retained voting and economic rights, provide full management control of Monaco Telecom to Cable & Wireless.

Cable & Wireless has also entered into a shareholders’ agreement with the Principality of Monaco which contains, among other provisions, a prohibition on either Cable & Wireless or the Principality (subject to certain limited exceptions) selling their shares in Monaco Telecom for five years, mutual pre-emption rights on transfer of shares and certain other limited rights in favour of the Principality. The Principality has a put option entitling it to put its 45 per cent shareholding in Monaco Telecom to Cable & Wireless at certain times after 1 January 2008. The exercise price under the put option is fair market value, taking into account the nature of the minority stake in Monaco Telecom.